Please reply to Peter B. Cancelmo

pcancelmo@gsblaw.com

Direct 206.816.1332

VIA EDGAR

May 4, 2018

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	CohBar, Inc.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3

Filed April 2, 2018

File No. 333-205519

Ladies and Gentlemen:

On behalf of CohBar, Inc. (the “Company”), we are providing this letter response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 11, 2018, with respect to the Company’s Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed with the Commission on April 2, 2018 (the “Amendment”). The Company has revised the Amendment in response to the Staff’s comments and concurrently with this letter is publicly filing a revised Amendment in the form of a pre-effective amendment (the “Revised Amendment”), which reflects these revisions and updates certain other information.

The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in Comment Letter, which for your convenience we have incorporated into this response letter.

POS AM Filed April 2, 2018

Incorporation of Documents by Reference, page 18

1.	Please revise this section to incorporate by reference the Current Report on Form 8-K filed on March 26, 2018.

In response to the Staff’s comment the Company has included a reference to the Form 8-K filed on March 26, 2018, as well as those Forms 8-K subsequently filed on April 2, 2018; April 13, 2018; April 20, 2018; April 30, 2018 and May 4, 2018.

U.S. Securities and Exchange Commission May 4, 2018 Page 2

2.	We note that your registration incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

The Company notes that on April 25, 2018, it filed the definitive proxy statement from which the Company’s Form 10-K for the fiscal year ended December 31, 2017 incorporates by reference the Part III information.

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If you have any questions or comments concerning these responses, please do not hesitate to contact the undersigned at (206) 816-1332.

Very truly yours,

GARVEY SCHUBERT BARER, P.C.

By:	/s/ Peter B. Cancelmo
Peter B. Cancelmo

CC:	Simon Allen, CohBar, Inc.

Jeff Biunno, CohBar, Inc.